UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GCI LIBERTY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	36-5128842
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard
Englewood, Colorado	80112
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A GCI Group Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC
Series C GCI Group Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333- 286272

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

Unless the context otherwise requires:

•	References in this registration statement to the “Registrant” refer to GCI Liberty, Inc., a Nevada corporation, and its subsidiaries.

•	References in this registration statement to “Liberty Broadband” refer to Liberty Broadband Corporation, a Delaware corporation, and its consolidated subsidiaries, including GCI, LLC, a Delaware limited liability company (“GCI, LLC”) and the Registrant prior to completion of the separation.

•	References in this registration statement to the “GCI Business” refer to 100% of the outstanding equity interests in GCI, LLC and its subsidiaries.

•	References in this registration statement to the “separation” and to the “spin-off” refer to the various steps of the separation, including the internal reorganization (including the preferred stock sale), the reclassification and the distribution (each as separately defined herein), which will result in, among other things, the Registrant becoming an independent publicly traded company with its initial businesses, assets and liabilities consisting of the GCI Business.

•	References in this registration statement to the “distribution” refer to the divestiture of the Registrant pursuant to a distribution by Liberty Broadband to the holders of record of Liberty Broadband Series A common stock, Liberty Broadband Series B common stock and Liberty Broadband Series C common stock, as of the record date for the distribution, of 0.20 of a share of the corresponding series of GCI Group common stock (as defined below), representing, in the aggregate, all of the shares of GCI Group common stock held by Liberty Broadband as of the effective time of the distribution.

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Series A GCI Group common stock, par value $0.01 per share (the “Series A GCI Group common stock”), and the Series C GCI Group common stock, par value $0.01 per share (the “Series C GCI Group common stock”), of the Registrant. The Registrant has applied to list the Series A GCI Group common stock and the Series C GCI Group common stock on the Nasdaq Global Select Market under the symbols “GLIBA” and “GLIBK,” respectively.

Reference is made to the Registrant’s Registration Statement on Form S-1 (File No. 333-286272), which was initially filed with the Securities and Exchange Commission on March 31, 2025, as amended from time to time (the “Form S-1”), and declared effective by the SEC on June 23, 2025.

A description of the Series A GCI Group common stock and the Series C GCI Group common stock as set forth in the Registrant’s amended and restated articles of incorporation (the “restated articles”) to be in effect upon the initial issuance of the common stock being registered hereby in connection with the spin-off of the Registrant from Liberty Broadband is set forth below. The following description is qualified by reference to the full text of the form of the restated articles, which is attached hereto as Exhibit 3.1 and incorporated by reference into this Item 1.

Authorized Capital Stock

The Registrant’s authorized capital stock consists of 607.5 million shares, of which 557.5 million shares are designated common stock, par value $0.01 per share, and 50 million shares are designated as preferred stock, par value $0.01 per share (the “preferred stock”), of which 10,000 shares are designated non-voting preferred stock, par value $0.01 per share (the “non-voting preferred stock”). The common stock is divided into three series. The Registrant has 100 million shares of Series A GCI Group common stock, 3.75 million shares of Series B GCI Group common stock, par value $0.01 per share (the “Series B GCI Group common stock”), and 100 million shares of Series C GCI Group common stock authorized. The Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock are collectively referred to herein as the “GCI Group common stock.”

The Registrant’s Common Stock

The holders of the Registrant’s Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock have equal rights, powers and privileges, except as otherwise described below. The restated articles also authorize a group of common stock designated the “Ventures Group common stock,” which may be issued in three series, the Series A Ventures Group common stock, Series B Ventures Group common stock and Series C Ventures Group common stock.

Voting Rights

Holders of Series A GCI Group common stock are entitled to one vote for each share of such stock held and holders of Series B GCI Group common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C GCI Group common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the restated articles), except as otherwise required by Nevada law. When so required, holders of Series C GCI Group common stock will be entitled to 1/100th of a vote for each share of such stock held. The restated articles do not provide for cumulative voting in the election of directors.

The restated articles impose supermajority voting requirements in connection with certain articles amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66⅔% of the aggregate voting power of the then outstanding securities entitled to vote thereon, voting together as a single class.

Dividends and Securities Distributions

Subject to the terms of any series of preferred stock, the Registrant is permitted to pay dividends on its common stock out of the lesser of its assets legally available for the payment of dividends under Nevada law and the “GCI Group Available Dividend Amount” (as such term is defined in the restated articles). If dividends are paid on any series of common stock, an equal per share dividend will be concurrently paid on the other series of common stock.

The Registrant is permitted to make (i) share distributions of (A) Series C GCI Group common stock (or securities convertible therefor) to holders of all series of GCI Group common stock, on an equal per share basis; and (B) Series A GCI Group common stock (or securities convertible therefor) to holders of Series A GCI Group common stock, Series B GCI Group common stock (or securities convertible therefor) to holders of Series B GCI Group common stock and Series C GCI Group common stock (or securities convertible therefor) to holders of Series C GCI Group common stock, in each case, on an equal per share basis and subject to certain limitations; and (ii) share distributions of (A) Series C Ventures Group common stock (or securities convertible therefor) to holders of all series of GCI Group common stock, on an equal per share basis, subject to certain limitations; and (B) Series A Ventures Group common stock (or securities convertible therefor) to holders of Series A GCI Group common stock, Series B Ventures Group common stock (or securities convertible therefor) to holders of Series B GCI Group common stock and Series C Ventures Group common stock (or securities convertible therefor) to holders of Series C GCI Group common stock, in each case, on an equal per share basis and subject to certain limitations; and (iii) share distributions of any other class or series of the Registrant’s securities or the securities of any other person to holders of all series of GCI Group common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder

Each share of Series B GCI Group common stock is convertible, at the option of the holder, into one share of Series A GCI Group common stock. Shares of Series A GCI Group common stock and Series C GCI Group common stock are not convertible at the option of the holder.

Conversion at Option of Issuer

The Registrant can convert each share of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock at a ratio based on the relative trading prices of Series C GCI Group common stock (or another series of GCI Group common stock subject to certain limitations) and Series C Ventures Group common stock (or another series of Ventures Group common stock, subject to certain limitations) over a specified 20-trading day period.

Optional Redemption for Stock of a Subsidiary

The Registrant may redeem outstanding shares of GCI Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the economic performance of particular businesses, assets and liabilities of the Registrant and its subsidiaries (such businesses, assets and liabilities, the “GCI group”) (and may or may not hold assets and liabilities attributed to the economic performance of other particular businesses, assets and liabilities of the Registrant and its subsidiaries (such other businesses, assets and liabilities, the “Ventures group”)), provided that the Registrant’s board of directors (the “board”) seeks and receives the approval to such redemption of holders of a majority of the aggregate voting power of the outstanding GCI Group common stock, voting together as a separate class.

If the Registrant were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Ventures group, shares of Ventures Group common stock shall also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of GCI Group common stock described above as well as the separate class vote of the holders of Ventures Group common stock, as the case may be.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If the Registrant disposes, in one transaction or series of transactions, of all or substantially all of the assets of the GCI group, it is required to choose one of the following four alternatives, unless the board obtains the requisite approval of the holders of Series A GCI Group common stock and Series B GCI Group common stock not to take such action or the disposition otherwise qualifies as an exempt disposition (as described below) (in which case the Registrant will not be required to take any of the following actions):

•	pay a dividend to holders of GCI Group common stock out of the available net proceeds of such disposition; or

•	if there are legally sufficient assets and the “GCI Group Available Dividend Amount”(as such term is defined in the restated articles) would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the GCI group, redeem all outstanding shares of GCI Group common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the GCI group, redeem a portion of the outstanding shares of GCI Group common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•	convert each outstanding share of each series of GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock at a specified premium; or

•	combine a conversion of a portion of the outstanding shares of GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock with either the payment of a dividend on or a redemption of shares of GCI Group common stock, subject to certain limitations.

Pursuant to the restated articles, an exempt disposition includes the following with respect to each tracking stock group:

•	the disposition of all or substantially all of the Registrant’s assets in one transaction or series of related transactions in connection with the liquidation, dissolution or winding up of the Registrant;

•	a dividend, other distribution or redemption in accordance with the restated articles;

•	a group disposition to one or more persons that following the group disposition, the Registrant controls;

•	a group disposition in connection with any disposition of all or substantially all of the assets of such tracking stock group in which the Registrant receives as proceeds of such disposition primarily;

•	capital stock or other equity securities of the purchaser, acquiror or third party issuer, if a significant portion of the business of such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one or more businesses similar or complementary to the businesses attributable to such group prior to such disposition, as determined in good faith by the board; or

•	a group disposition as to which the board obtains the requisite approval of the applicable voting stockholders to classify such group disposition as an exempt disposition.

Intergroup Interest

From time to time, the board may determine to create an intergroup interest in the GCI group in favor of the Ventures group, subject to the terms of the restated articles and applicable Nevada law. Upon the effectiveness of the restated articles, no intergroup interests will exist.

If the GCI group has an intergroup interest in the Ventures group at such time as any extraordinary action is taken with respect to the Ventures Group common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Ventures group assets), the board will consider what actions are required, or permitted, to be taken under the restated articles with respect to the GCI group intergroup interest in the Ventures group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of Ventures Group common stock must be allocated to the GCI group to compensate the GCI group on a pro rata basis for its interest in the Ventures group. All such board determinations will be made in accordance with the restated articles and applicable Nevada law.

Liquidation

Upon the liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, the holders of shares of GCI Group common stock will be entitled to receive in respect of such stock their proportionate interests in the Registrant’s assets, if any, remaining for distribution to holders of the Registrant’s common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of GCI Group common stock will have one liquidation unit. From and after the first date following the time of the distribution that shares of Ventures Group common stock have been issued and are outstanding (the “Ventures issuance date”), each share of Ventures Group common stock will have a number of liquidation units (including a fraction of one liquidation unit) equal to the amount (calculated to five decimal places) obtained (I) if the Ventures Group common stock is issued in connection with a transaction (including, without limitation, a share distribution, dividend or redemption) resulting in the Ventures Group Reference Share (as defined in the restated articles) being publicly traded following the Ventures issuance date, by dividing (x) the average of the daily volume weighted average prices of the Ventures Group Reference Shares over the 20-trading day period commencing on (and including) the first trading day on which the Ventures Group Reference Shares trade in the “regular way” market by (y) the average of the daily volume weighted average prices of the GCI Group Reference Share (as defined in the restated articles) over the 20-trading day period referenced in clause (x) or (II) if clause (I) is not applicable because the Ventures Group Reference Shares are not publicly traded following the Ventures issuance date, by dividing (x) the fair value of a share of Ventures Group common stock as of the Ventures issuance date by (y) the average of the daily volume weighted average prices of the GCI Group Reference Share over the 20-day trading day period commencing on (and including) the Ventures issuance date. After the initial determination of the number of liquidation units applicable to the Ventures Group common stock, the number of liquidation units per share of GCI Group common stock or Ventures Group common stock is subject to adjustment for certain anti-dilutive events.

Other Provisions of the Registrant’s Restated Articles

The Registrant’s Preferred Stock

The restated articles will authorize the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

•	the designation of the series;

•	the number of authorized shares of the series, which number the board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

•	the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•	the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;

•	the voting power, if any, of the series;

•	the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and

•	any other relative rights, preferences, restrictions and limitations of the series.

The Registrant believes that the ability of the board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

As part of the separation, and prior to the completion of the distribution, the Registrant and its subsidiaries will complete an internal reorganization (the “internal reorganization”) in order for Liberty Broadband to transfer the GCI Business to the Registrant in exchange for stock of the Registrant, including 10,000 shares of non-voting preferred stock, and the assumption by the Registrant of all of the liabilities incurred or accrued by the Registrant, GCI Holdings, LLC or any of its subsidiaries in, or any liabilities to the extent solely or primarily arising out of or relating to, the operation of the GCI Business. As a part of the internal reorganization, and prior to the distribution, Liberty Broadband will transfer all 10,000 shares of non-voting preferred stock it will hold as of such time to Janus Henderson Income ETF, a series of the Detroit Street Trust, a Delaware Business Trust, and Janus Henderson Multi-Sector Income Fund, a series of the Janus Investment Fund, a Massachusetts Business Trust, for $10 million (the “preferred stock sale”). Prior to the internal reorganization, the Registrant will file a certificate of designations for the non-voting preferred stock (the “certificate of designations”), which will designate the non-voting preferred stock and will establish its preferences, limitations, voting powers and relative rights. The certificate of designations will become effective upon filing with the Secretary of State of the State of Nevada. Following the completion of the internal reorganization and prior to the completion of the distribution, the Registrant will amend and restate its articles of incorporation to, among other things, reclassify the shares of then-outstanding GCI Liberty common stock into shares of a new common stock to be designated as the GCI Group common stock (the “reclassification”).

•	Priority:

The non-voting preferred stock ranks senior to the shares of common stock of the Registrant (including shares of GCI Group common stock and Ventures Group common stock) (collectively, “junior stock”), with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Registrant’s affairs.

•	Dividends:

Holders of shares of non-voting preferred stock will be entitled to receive preferential dividends that will accrue and cumulate as provided in the certificate of designations. Dividends on each share of non-voting preferred stock will accrue on a daily basis at a rate of 12.00% per annum of the liquidation price (as described below) from (and including) the date the shares of non-voting preferred stock are issued to Liberty Broadband in the internal reorganization (the “original issuance date”).

If declared by the board, accrued dividends will be payable quarterly on each dividend payment date, beginning October 15, 2025 and thereafter on each January 15, April 15, July 15, and October 15 (or, if such date is not a business day, the next business day after such date). If the Registrant fails to pay cash dividends or the redemption price with respect to any mandatory redemption within 30 calendar days after the applicable dividend payment or redemption date, as applicable, the dividend rate will increase as provided by the certificate of designations. Accrued dividends that are not paid within 30 days after the applicable dividend payment date will be added to the liquidation price until paid together with all dividends accrued thereon, which will be deemed to satisfy the Registrant’s obligation to pay the applicable dividend amount.

Subject to certain exceptions, so long as any shares of non-voting preferred stock are outstanding, the Registrant may not declare or pay any dividend or make any distribution whatsoever with respect to, or purchase, redeem, or otherwise acquire, any of its junior stock or any other stock ranking on parity with the non-voting preferred stock (“parity stock”), unless and until (i) all accrued and unpaid dividends (whether or not declared) to which holders of shares of non-voting preferred stock are entitled for all current and all previous dividend periods have been paid (or appropriately set aside), and (ii) the Registrant shall have paid, in full, or set aside the consideration sufficient for the payment thereof, all redemption payments with respect to the non-voting preferred stock that it is then obligated to pay as of such time.

•	Distributions upon liquidation, dissolution or winding-up:

Subject to the prior payment in full of liabilities owed to the Registrant’s creditors and the preferential amounts to which any stock senior to the non-voting preferred stock is entitled, upon the Registrant’s liquidation, winding-up or dissolution, each holder of shares of non-voting preferred stock will be entitled to receive, before any distribution is made to the holders of junior stock, an amount equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued to, but excluding, the date of distribution of amounts payable to holders of non-voting preferred stock since the immediately preceding dividend payment date, which payment shall be made pari passu with any such payment made to holders of any parity stock.

As of any date of determination, the “liquidation price” of each share of non-voting preferred stock is equal to the sum of (i) $1,000, plus (ii) all accrued and unpaid dividends (whether or not declared) that have been added to and then remain part of the liquidation price as of such date.

•	Mandatory and optional redemption:

The non-voting preferred stock is subject to mandatory redemption on the date that is 7 years after the original issuance date (the “scheduled redemption date”) at a price equal to the liquidation price plus all unpaid dividends (whether or not declared) on such shares accrued from (and including) the most recent dividend payment date to (but not including) (i) the scheduled redemption date or (ii) in the case of shares of non-voting preferred stock that remain outstanding following the scheduled redemption date, the date on which such shares are redeemed pursuant to the certificate of designations.

At the option of the Registrant by action of the board, on or after the fifth anniversary of the original issuance date and prior to the scheduled redemption date, the Registrant may redeem all or a portion of the outstanding shares of non-voting preferred stock (an “optional redemption”), at a price per share equal to the sum of the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date but not including the date of such optional redemption (the “optional redemption price”).

The certificate of designations provides certain mechanisms for partial redemption and places certain restrictions on the Registrant in the event it does not have funds legally available to satisfy its redemption obligations.

•	Change in control transaction prior to fifth anniversary of the original issuance date:

In the event of any Change in Control Transaction (as defined in the certificate of designations) occurring prior to the fifth anniversary of the original issuance date pursuant to which the shares of non-voting preferred stock outstanding immediately prior to the consummation of such Change in Control Transaction shall not remain outstanding immediately following the consummation of such Change in Control Transaction, the shares of non-voting preferred stock outstanding immediately prior to the consummation of such Change in Control Transaction shall be converted into shares of mirror preferred stock (as defined below), provided, that the optional redemption price applicable to such shares of mirror preferred stock shall instead equal one hundred and five percent (105%) of the optional redemption price in the event of an optional redemption (the “optional redemption price increase”).

In the event of any Change in Control Transaction occurring prior to the fifth anniversary of the original issuance date other than as described above, then the shares of non-voting preferred stock then outstanding shall remain outstanding; provided, that the optional redemption price under the certificate of designations shall be increased to the optional redemption price increase.

•	Change in control transaction at or after the fifth anniversary of the original issuance date:

In the event of any Change in Control Transaction occurring on or after the fifth anniversary of the original issuance date, each holder of shares of non-voting preferred stock shall be entitled to have all of the shares of non-voting preferred stock then held by such holder redeemed (a “change in control transaction redemption”) at a price per share equal to one hundred and five percent (105%) of the liquidation price of such share plus one hundred and five percent (105%) of all unpaid dividends (whether or not declared) on such share accrued from (and including) the most recent dividend payment date to (but not including) the date of the change in control transaction redemption.

The certificate of designations provides certain mechanisms for the Registrant to provide a holder of shares of non-voting preferred stock an offer to redeem (an “offer of redemption”) such holder’s shares upon a change in control transaction redemption and such holder’s delivery of a written notice irrevocably electing (a “redemption election notice”) to have such holder’s shares of non-voting preferred stock be redeemed in connection with a Change in Control Transaction.

If the offer of redemption is delivered by the Registrant to a holder of non-voting preferred stock prior to the consummation of the Change in Control Transaction and a redemption election notice has not been timely delivered in accordance with the certificate of designations prior to the consummation of such Change in Control Transaction, and (i) if the shares of non-voting preferred stock outstanding immediately prior to the consummation of such Change in Control Transaction shall not remain outstanding immediately following the consummation of such Change in Control Transaction, then the shares of non-voting preferred stock held by such holder immediately prior to the consummation of the Change in Control Transaction shall be converted into and exchanged for shares of mirror preferred stock upon the consummation of such Change in Control Transaction, or (ii) if there is a Change in Control Transaction other than as described in the foregoing clause (i), then the shares of non-voting preferred stock held by such holder shall remain outstanding from and following the consummation of such Change in Control Transaction until otherwise redeemed in accordance with the certificate of designations.

If a Change in Control Transaction is terminated prior to its consummation or is otherwise not consummated, each of the offer of redemption and any redemption election notices shall automatically be deemed void and of no force or effect.

•	Protective provisions:

For so long as any shares of non-voting preferred stock remain outstanding, the Registrant may not take the following actions without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of non-voting preferred stock, consenting or voting separately as a series:

o	amend, alter or repeal any provision of the certificate of designations, whether by merger, share exchange, consolidation or otherwise (except for any Change in Control Transaction), in a manner that adversely affects the powers, preferences or rights of the non-voting preferred stock, unless each share of non-voting preferred stock (x) shall remain outstanding without a material and adverse change to the powers, preferences or rights of the non-voting preferred stock or (y) shall be converted into or exchanged for preferred stock of the surviving or resulting entity or a direct or indirect parent entity of such surviving or resulting entity having powers, preferences and rights substantially identical to that of a share of non-voting preferred stock (the “mirror preferred stock”); or

o	increase or decrease the authorized number of shares of the non-voting preferred stock.

•	Transfer Restrictions:

Until the date that is 2 years from the original issuance date, all proposed transfers of the non-voting preferred stock will be subject to the prior written approval of the Registrant. The foregoing restriction will not apply to the transfer of non-voting preferred stock in the preferred stock sale.

•	Voting; Convertibility:

Holders of non-voting preferred stock are not entitled to any voting powers, except as specified in the certificate of designations. Shares of non-voting preferred stock are not convertible into GCI Group common stock or Ventures Group common stock.

Board of Directors

The restated articles will provide that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed from time to time by a resolution of the board. The members of the board, other than those who may be elected by holders of any preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members.

The term of office of the Class I directors expires at the first annual meeting of stockholders held following the separation. The term of office of the Class II directors expires at the second annual meeting of stockholders held following the separation. The term of office of the Class III directors expires at the third annual meeting of stockholders held following the separation.

At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The restated articles will provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of the Registrant’s capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class.

The restated articles will provide that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions, in addition to our classified board provisions described above, would preclude a stockholder or group of stockholders holding a majority of the voting power of the Registrant from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees as it would take at least two elections of directors for any individual or group to do so. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification of Directors and Officers

Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not individually liable to the corporation’s stockholders or creditors for damages as a result of an act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law. The restated articles will provide that, to the fullest extent permitted by Nevada law, the Registrant’s directors and officers will not be individually liable to the Registrant or any of its stockholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer.

The restated articles will provide that, to the fullest extent permitted by applicable law, the Registrant will indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any investigation, threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to nonprofit entities or employee benefit plans, against all expenses, including reasonable attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the investigation, action, suit or proceeding.

No Stockholder Action by Written Consent; Special Meetings

The restated articles will provide that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of non-voting preferred stock, special meetings of the Registrant’s stockholders for any purpose or purposes may be called only by its Secretary (i) upon the written request of the holders of not less than 66⅔% of the aggregate voting power of the Registrant’s capital stock generally entitled to vote upon all matters submitted to stockholders, or (ii) at the request of at least 75% of the members of the board then in office.

Amendments

The restated articles will go beyond the general Nevada law requirement of approval by stockholders holding shares in the corporation representing at least a majority of the voting power and will provide that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of Registrant’s outstanding capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the restated articles or to add or insert any provision therein, provided, that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (i) as to which the laws of the State of Nevada, as then in effect, do not require the consent of the Registrant’s stockholders or (ii) which has been approved by at least 75% of the members of the board then in office, in which case the general Nevada majority approval requirement will apply.

The restated articles will further provide that the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to (and no stockholder approval will be required for) any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of the board then in office.

Supermajority Voting Provisions

In addition to the voting provisions discussed under “—Voting Rights” and “—Amendments” above, the Registrant’s restated articles provide that, subject to the rights of the holders of any series of its preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66⅔% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:

•	the merger or consolidation of the Registrant with or into any other corporation, provided, that the foregoing enhanced voting requirement will not apply to any such merger or consolidation (1) as to which the laws of the State of Nevada, as then in effect, do not require the vote of the Registrant’s stockholders, or (2) that at least 75% of the members of the board then in office have approved;

•	the sale, lease or exchange of all, or substantially all, of the Registrant’s assets, provided, that the foregoing enhanced voting requirement will not apply to any such sale, lease or exchange that at least 75% of the members of the board then in office have approved; or

•	the dissolution of the Registrant, provided, that the foregoing enhanced voting requirement will not apply to such dissolution if at least 75% of the members of the board then in office have approved such dissolution.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by Nevada Statute (generally, approval by a majority of the voting power of the stockholders, subject to rights of classes or series of stock).

Exclusive Forum

The restated articles will provide that, unless the Registrant consents in writing to an alternative forum, and to the fullest extent permitted by law, including the applicable jurisdictional requirements and laws of the United States, the Nevada Eighth Judicial District Court (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada), will, to the fullest extent permitted by law, be the exclusive forum for “internal actions” as defined under the Nevada Revised Statutes (“NRS”), including any action, suit or proceeding (a) brought in the name or right of the Registrant or on its behalf; (b) for or based upon a breach of fiduciary duty against any director, officer, employee or agent of the Registrant in such capacity; or (c) arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of the Nevada statutes with respect to business entities, the articles of incorporation or the bylaws of the Registrant or certain voting agreements or trusts to which it may be a party. In addition, the restated articles provide that, unless the Registrant consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The restated articles will further provide that, for the avoidance of doubt, this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Anti-Takeover Provisions

Sections 78.411 through 78.444 of the NRS (the “Nevada Combinations Statute”) prohibit certain “combinations,” and Sections 78.378 through 78.3793, inclusive, of the NRS (the “Nevada Control Share Statute”) prohibit certain persons who acquire a controlling interest in a corporation from exercising voting rights of any “control shares,” in each case subject to certain exceptions. The Registrant has elected not to be governed by the Nevada Combination Statute and has opted out of the provisions of the Nevada Control Share Statute in its articles of incorporation as currently in effect. The restated articles will also elect not to be governed by the Nevada Combination Statute and will opt out of the provisions of the Nevada Control Share Statute.

Item 2. Exhibits.

The following exhibits are filed as part of this registration statement on Form 8-A.

Exhibit No.	Description
3.1	Form of Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1/A, filed on May 27, 2025 (File No. 333-286272) (the “Form S-1/A)).

3.2	Form of Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Form S-1/A).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GCI LIBERTY, INC.

Date: July 11, 2025	By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer and Chief Administrative Officer and Director